UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at March 23, 2009

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
President and CEO

Date: March 25, 2009

* Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6 w
ww.continentalminerals.com

CONTINENTAL FINALIZING MINING LICENSE APPLICATION
& COMPILING MATERIALS FOR CONSTRUCTION PERMITS

March 23, 2009, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKLF) announces an update on progress toward mine development at the Xietongmen property, located 240 kilometers from the city of Lhasa in Tibet Autonomous Region, People's Republic of China. The Company expects that the Mining License Application for the Project will be formally submitted later this week.

Continental recently achieved another step towards finalizing its Mining License Application with the renewal of the existing Exploration License for the project area. The Exploration License was formally renewed on March 10, 2009, after a four month procedural review process. This clears the way for the formal submission of the Mining License Application. These materials include eight (8) reports, covering all aspects of the project development, as well as eight (8) existing licenses or permits that have already been granted by relevant government authorities during the initial project review process. These include the geological resources report, the environmental impact report, the water use permit, the reclamation plan approval and the preliminary land use permit, among others.

Concurrently, Continental has advanced basic and detailed engineering work, incorporating data from last year's engineering field programs into the various design and construction elements in order to optimize the mine plan. A detailed review and update of capital and operating costs is underway to take advantage of the current supplier and construction climate. The objective is to estimate and include more regionally and nationally manufactured equipment, especially with respect to the process plant facilities, and mining and transport equipment.

President and CEO David Copeland said "The Company recognizes that now is the time to move the Xietongmen Project forward. There is renewed availability of construction materials, machinery, equipment and experienced contractors at more realistic prices, offering the opportunity for both cost improvements and shorter time lines to acquire equipment than has been experienced over the past few years. In addition, China is embarking on major infrastructure initiatives, including investments totalling approximately RMB3.7 trillion (CDN$650 billion) for a variety of infrastructure: new projects and upgrades to existing power systems, including increases to transmission and generating capacity, and major upgrading of rail and road transportation systems particularly in rural areas. We are evaluating where and when this infrastructure will be built and expect it will impact positively on our project.

Our goal is to build an economically robust project that integrates high standards of environmental performance and brings real benefits to the region. Continental and the Xietongmen Project are in a unique position at an opportune time to take advantage of China's tremendous need for copper materials, development projects and investment opportunities within its economy."

For further information, please visit the Company's website at www.continentalminerals.com or call Investor Services at 604-684-6365 or toll free in North America at 1-800-667∙2114.

David Copeland
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.